January 22, 2021
Via E-mail
Per B. Chilstrom, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019


       Re:    Watford Holdings Ltd.
              Schedule 13E-3 filed by Watford Holdings Ltd.; Arch Capital Group Ltd.;
                     Arch Reinsurance Ltd.; Gulf Reinsurance Limited;
Greysbridge
                     Holdings Ltd.; Greysbridge Ltd.; Nicolas Papadopoulo;
Maamoun
                     Rajeh; Kelso Investment Associates X, L.P.; KEP X, LLC; KSN Fund
                     X, L.P.; Warburg Pincus (Callisto) Global Growth (Cayman), L.P.;
                     Warburg Pincus (Europa) Global Growth (Cayman), L.P.;
Warburg
                     Pincus Global Growth-B (Cayman), L.P.; Warburg Pincus
Global
                     Growth-E (Cayman), L.P.; Warburg Pincus Global Growth Partners
                     (Cayman), L.P.; WP Global Growth Partners (Cayman), L.P.; Warburg Pincus Financial Sector (Cayman), L.P.; Warburg
Pincus
                     Financial Sector-D (Cayman), L.P.; Warburg Pincus Financial Sector
                     Partners (Cayman), L.P.; and WP Windstar Investments Ltd
              Filed January 4, 2021
              File No. 005-91335

              Preliminary Proxy Statement on Schedule 14A
              Filed January 4, 2021 by Watford Holdings Ltd.
              File No. 001-38788

Dear Mr. Chilstrom:

       The staff in the Office of Mergers and Acquisitions has reviewed the filings referenced above. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons disclosure.

       Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not
believe our comments apply to the filing persons    facts and circumstances or
do not believe an
amendment is appropriate, please tell us why in your response.

       After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filings.
 Per B. Chilstrom, Esq.
Clifford Chance US LLP
January 22, 2021
Page 2

Preliminary Proxy Statement on Schedule 14A
General

1. Please file the form of proxy card in your amended filing.

2. We note your intentions to hold the Special Meeting in person, given that your bye-laws prohibit you from conducting a virtual meeting if any shareholders who are based in the
   United States participate in the meeting. Please advise us of any contingency plan for conducting the meeting in the event that government regulation or action precludes attendance in person.

Questions and Answers About the Special General Meeting and the Merger

What vote of the Company   s shareholders is required to approve the Merger,
page 13

3. Since Arch will not be entitled to vote all of its shares at the special general meeting because
   of the restrictions in the Company   s bye-laws, please disclose the total
percentage of
   outstanding shares eligible to vote that are expected to be voted by Arch and its affiliates.

If I do not favor the adoption     of the Merger Agreement, what are my
appraisal rights, page 14

4. For the avoidance of doubt, please state the anticipated date for the giving of the special general meeting notice so that shareholders may ascertain the deadline for pursuing their appraisal rights under the Bermuda Companies Act.

Background of the Merger, page 18

5. We note the disclaimer preceding this section stating that the background discussion is a summary of certain events and contacts but does not describe every conversation among the
   Company, the Board, and any affiliates. Please revise to remove the implication that certain material events or conversations may be omitted.

6. Refer to the disclosure on page 21 regarding the Board   s view that the
projected returns from
   the run-off strategy    were lower as a percentage of book value than
intuitively would be
   expected.    Please revise to discuss in more detail why Arch was unwilling to discuss
   modifications to its agreements related to fees or other arrangements with the Company, which may have alleviated concerns with the run-off strategy. Additionally, please advise as to whether or not management prepared projections in analyzing the run-off strategy and if so, whether such projections were provided to the financial advisor.

7. Revise the discussion on page 21 to provide additional background on how and why Kelso and Warburg Pincus separately agreed to exclusively partner with Arch in any transaction involving Watford. Also address any involvement by the Company in the negotiation of the respective voting agreements or equity commitments.
 Per B. Chilstrom, Esq.
Clifford Chance US LLP
January 22, 2021
Page 3

Watford   s Reasons for the Merger, page 28

8. Note that under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 7 must be disclosed. Please provide the disclosure required by Item 1014(c), (d), and (e).

9. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to
   each filing person   s fairness determination and should be discussed in
reasonable detail. See
   Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13,
1981).
   Please revise this section to either include the factors described in clauses (iii) through (vi) of
   Instruction 2 to Item 1014 or explain why the Board did not deem such factors material or relevant.

10. With a view toward enhanced disclosure, please advise us as to how the Board weighed certain positive factors against negative ones, including the fact that the Merger
    Consideration of $35.00 per share represents a discount of approximately 20% to the
    Company   s book value per share as of September 30, 2020.

11. We note that the Board listed as a factor supporting its fairness
determination the arm   s-
    length nature of the negotiations between the Company and Arch. In light of the
    acknowledgement elsewhere in the proxy statement of Watford   s substantial
dependence on
    Arch to manage its insurance and reinsurance underwriting operations, please provide us
    with an analysis as to how these negotiations were made at arm   s-length.
Additionally,
    please address whether the Board considered the Company   s substantial
reliance on Arch for
    its operations as a negative factor in making its fairness determinations.

Opinion of Morgan Stanley & Co. LLC, page 32

12. We are unable to locate the financial projections provided by Watford   s
management and
    approved by the Board. Please disclose these projections and forecasts in full, along with the underlying assumptions made by management in preparing them.

13. Please revise the penultimate paragraph on page 38 so that it also addresses any material relationship between Morgan Stanley and any affiliate of the Company during the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

Financing, page 53

14. Disclose the existence of any alternative financing arrangements in the event the cash contributions of funds managed by Kelso, Warburg Pincus, or ARL fall through. If there are none, so state. Refer to Item 1007(b) of Regulation M-A.


                                                *   *   *
 Per B. Chilstrom, Esq.
Clifford Chance US LLP
January 22, 2021
Page 4

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions